# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Strata Critical Medical, Inc. ("Issuer"), CIK 0001779128
CUSIP: 092667104
Title of class of securities: Common Stock, $0.0001 par value per share (the "Common Stock")
Address of issuer's principal executive offices: 666 THIRD AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 06/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001346543

## Reporting persons
- Northern Right Capital Management, L.P.: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,398,235; sole dispositive power 0; shared dispositive power 4,398,235; aggregate amount beneficially owned 4,398,235 (5.1% of the class)
  Comment: Note to Rows 6 and 8: Northern Right Capital Management, L.P. may be deemed to beneficially own 1,046,392 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein).
- Northern Right Capital (QP), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,686,941; sole dispositive power 0; shared dispositive power 1,686,941; aggregate amount beneficially owned 1,686,941 (1.9% of the class)
- Northern Right Long Only Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,664,902; sole dispositive power 0; shared dispositive power 1,664,902; aggregate amount beneficially owned 1,664,902 (1.9% of the class)
- Northern Right Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,664,902; sole dispositive power 0; shared dispositive power 1,664,902; aggregate amount beneficially owned 1,664,902 (1.9% of the class)
- BC Advisors LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,398,235; sole dispositive power 0; shared dispositive power 4,398,235; aggregate amount beneficially owned 4,398,235 (5.1% of the class)
- Matthew A. Drapkin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,398,235; sole dispositive power 0; shared dispositive power 4,398,235; aggregate amount beneficially owned 4,398,235 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Strata Critical Medical, Inc. ("Issuer")
Address of issuer's principal executive offices: 666 Third Avenue, 25th Floor, New York, NY 10017

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

* Northern Right Capital Management, L.P. ("NRCMLP"),

* Northern Right Capital (QP), L.P. ("QP"),

* Northern Right Long Only Master Fund LP ("NRLO"),

* Northern Right Fund GP LLC ("NRLO GP"),

* BC Advisors, LLC ("BCA"), and

* Matthew A. Drapkin ("Mr. Drapkin").
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 9 Old Kings Highway South, 4th Floor, Darien, Connecticut 06820.
Citizenship: NRCMLP and QP are Texas limited partnerships. NRLO is a Cayman Islands exempted limited partnership. NRLO GP and BCA are Delaware limited liability companies. Mr. Drapkin is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 17, 2026, NRCMLP beneficially owned 4,398,235 shares of Common Stock.

QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,686,941 shares of Common Stock (the "QP Shares"), which represent approximately 1.9% of the outstanding shares of Common Stock.

NRLO beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,664,902 shares of Common Stock (the "LO Shares"), which represent approximately 1.9% of the outstanding shares of Common Stock.

NRCMLP, in its capacity as general partner of QP, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares. NRCMLP, in its capacity as investment manager for NRLO, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. NRCMLP, in its capacity as investment manager for certain separate managed accounts on behalf of investment advisory clients (the "Managed Accounts"), may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 1,046,392 shares of the Common Stock held by the Managed Accounts, which shares represent, in the aggregate, approximately 1.2% of the outstanding shares of Common Stock. NRCMLP disclaims beneficial ownership of all of the shares of Common Stock held by each of QP, NRLO and the Managed Accounts, in each case except to the extent of its pecuniary interest therein.

BCA, as general partner of NRCMLP, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by NRCMLP. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

NRLO GP, as general partner of NRLO, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. NRLO GP disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Mr. Drapkin, as managing member of BCA and NRLO GP, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA and NRLO GP. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in Item 4 of this Statement.
Percent of class:
The following percentage is based on 86,526,570 Common Stock outstanding as of April 27th, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 6th, 2026.

As of June 17, 2026, the Reporting Persons may be deemed to have beneficially owned approximately 5.1% of the outstanding Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Northern Right Capital Management, L.P.: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member of BC Advisors, LLC, the general partner of Northern Right Capital Management, L.P. (06/17/2026)
- Northern Right Capital (QP), L.P.: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member of BC Advisors, LLC, the GP of Northern Right Capital Management, L.P. the GP of Northern Right Capital (QP), L.P. (06/17/2026)
- Northern Right Long Only Master Fund LP: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member of Northern Right Fund GP LLC, the gen. part. of Northern Right Long Only Master Fund LP (06/17/2026)
- Northern Right Fund GP LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (06/17/2026)
- BC Advisors LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (06/17/2026)
- Matthew A. Drapkin: /s/ Matthew A. Drapkin, Matthew A. Drapkin (06/17/2026)